Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND TO FIXED CHARGES AND PREFERENCE DIVIDENDS
The following table shows our unaudited ratios of earnings to (a) fixed charges and (b) fixed charges and preference dividends for the periods presented:

	(Unaudited)
	Successor		Predecessor
	Year Ended December 31, 2015	June 30, 2014 Through December 31, 2014	January 1, 2014 Through June 29, 2014	Year Ended December 31,
				2013	2012	2011
Earnings (loss):
(Loss) income before income taxes	$(111,856)	$(21,869)	$(5,528)	$42,335	19,493	$13,425
Adjustments:
Less: Equity income from equity investees	(884)	(381)	(831)	(2,345)	(1,510)	(865)
(Loss) income before income taxes and equity income from equity investees	(112,740)	(22,250)	(6,359)	39,990	17,983	12,560
Add:
Fixed charges	35,069	17,805	8,889	18,416	21,645	19,878
Distributed income of equity investees	—	—	—	1,000	850	250
Total earnings (loss)	$(77,671)	$(4,445)	$2,530	$59,406	$40,478	$32,688

Fixed charges:
Interest expensed, including amortization of deferred financing costs and accretion of debt discount, excluding loss on early extinguishment of debt	$31,835	$16,172	$7,301	$15,316	$18,612	$17,011
Estimated interest component of rent expense	3,234	1,633	1,588	3,100	3,033	2,867
Total fixed charges	$35,069	$17,805	$8,889	$18,416	$21,645	$19,878

Pre-tax preferred dividend requirements	$4,494	$2,831	$—	$4,227	$8,390	$5,384
Total fixed charges plus preference dividends	$39,563	$20,636	$8,889	$22,643	$30,035	$25,262

Ratio of earnings to fixed charges (1)	— (2)	— (2)	— (2)	3.2	1.9	1.6
Ratio of earnings to fixed charges and preference dividends (1)	— (2)	— (2)	— (2)	2.6	1.3	1.3
Amount of deficiency in earnings to fixed charges	$(112,740)	$(22,250)	$(6,359)	—	—	—
Amount of deficiency in earnings to fixed charges and preference dividends	$(117,234)	$(25,081)	$(6,359)	—	—	—

1.	For purposes of calculating the ratios of consolidated earnings to fixed charges and to fixed charges and preference dividends:

•	“earnings” consist of income (loss) before income taxes and equity income (loss) of investees, plus fixed charges and distributed income of equity investees;

•	“fixed charges” represent interest expensed and capitalized, and amortization of deferred financing costs and accretion of debt discount; and

•
“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratios of earnings to fixed charges and to fixed charges and preference dividends are ratios that have been calculated in accordance with Securities and Exchange Commission rules and regulations. These ratios have no application to our credit and lease facilities and preferred shares and we believe they are not ratios typically used by investors to evaluate our overall operating performance.

2.	The ratio of earnings to fixed charges and to fixed charges and preference dividends for this period was less than 1.0x.